                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 6)*


                              Oxboro Medical, Inc.
                              --------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
                          -----------------------------
                          (Title of Class of Securities)


                                  691384 20 0
                                  -----------
                                 (CUSIP Number)


                             Girard P. Miller, Esq.
                           Lindquist & Vennum P.L.L.P.
                                 4200 IDS Center
                              80 South Eighth Street
                          Minneapolis, Minnesota 55402
                           Telephone: (612) 371-2467
                           -------------------------
           (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                  April 14, 20, 25, 26, and 27 and May 1, 2000
                  --------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

   NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of 5 Pages



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CUSIP No. 691384 20 0            13D


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     CMM Properties, LLC c/o Gary W. Copperud
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds(See instructions)     00 (Cash Reserves)

-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                         / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     CMM Properties, LLC is a Limited Liability Company organized under the laws of the State of Colorado
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power               473,402
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                 -0-
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power               473,402
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                 -0-
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           473,402
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES (See instructions)
                                                                   / /
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) - According to its transfer agent, the Issuer had 1,348,766 shares of Common Stock outstanding at May 5, 2000. Assuming this number of shares outstanding as of the date of the events which require the filing of this Amendment, the amount at Line 11 above represents 32.0% of the Issuer's outstanding shares. The amount on Line 11 includes recent purchases of an aggregate 24,117 shares of Common
Stock at an average purchase price of $4.87 per share. The total number of shares has been reduced by 1,061 shares from the previous filing to reflect a correction in the aggregate number of shares held by the Reporting Person.

-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON (See instructions)

              00 (Limited Liability Company)
-------------------------------------------------------------------------------


                              Page 2 of 5 Pages


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CUSIP No. 691384 20 0

ITEM 1.  SECURITY AND ISSUER

         (a) Title of Class of Securities: Common Stock, $.01 par value (the "Common Stock") and one-year Warrants immediately exercisable for purchase of Common Stock (the "Warrants")

         (b) Name of Issuer: Oxboro Medical, Inc.

         (c) Address of Issuer's Principal Executive Offices: 13828 Lincoln Street, N.E., Ham Lake, MN 55304

ITEM 2.  IDENTITY AND BACKGROUND

         (a) Name of Person Filing: CMM Properties, LLC (the "Reporting Person") c/o Gary W. Copperud

         (b) Business Address: c/o Peak to Peak Financial, 1730 South College Avenue, Box 20, Fort Collins, CO 80525

         (c) Principal Occupation or Employment: Investments

         (d) Conviction in a criminal proceeding during the last five years:
No

         (e) Subject, during the last five years, to a judgment, decree or final order enjoining securities laws violations: No

         (f) Cititzenship: CMM Properties, LLC is a Colorado Limited Liability Company.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Cash reserves.

ITEM 4.  PURPOSE OF TRANSACTION

         As reported in Item 5(c) below, the Reporting Person acquired an aggregate 24,117 shares of Common Stock between April 14, 2000 and May
1, 2000. The acquisitions were made by the Reporting Person in open market purchases for investment purposes.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER

         (a) Number and Percentage of Class beneficially owned:

             Between April 14, 2000 and May 1, 2000, the Reporting Person purchased an aggregate 24,117 shares of Common Stock of the Issuer. The 24,117 securities may be deemed beneficially owned within the meaning of Rule 13d-3 of the Securities Exchange Act of


                             Page 3 of 5 Pages

1934 by the Reporting Person. As a result of these acquisitions, the Reporting Person holds an aggregate 473,402 securities of the Issuer, including 343,523 shares of Common Stock and 129,879 immediately exercisable warrants for purchase of Common Stock of the Issuer, which represents 32.0% of the total 1,348,766 shares of the Issuer reported by its transfer agent as outstanding at May 5, 2000. The total number of shares has been reduced by 1,061 shares from the number shown in the previous filing to reflect a correction in the aggregate number of shares held by the Reporting Person.

         (b) For information on voting and dispositive power with respect to the above listed shares, see Items 5-8 of the cover page.

         (c) Recent Transactions in Securities of the Issuer:

             Within the past sixty days, the Reporting Person purchased shares of Common Stock of the Issuer as set forth below, on dates extending from April 14, 2000 to May 1, 2000:


                No. of Shares           Purchase                  Total
  Date            Purchased         Price per Share           Purchase Price
  ----          -------------       ---------------           --------------
04-14-00           2,900                 $4.80                  $13,997.93
04-20-00           8,777                  4.71                   41,573.64
04-25-00           1,000                  5.00                    5,025.50
04-25-00           6,000                  5.02                   30,305.30
04-26-00           2,340                  5.16                   12,131.10
04-27-00             100                  5.03                      528.62
05-01-00           3,000                  4.64                   14,000.60
                  ------                                       -----------
   Total          24,117                                       $117,562.69

         (d) Ability to Direct the Receipt of Dividends or the Proceeds of Sale of Securities:

             Not applicable.

         (e) Last Date on Which Reporting Person Ceased to be a 5% Holder:

             Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, except that the Reporting Person has an informal, unwritten, non-binding understanding with Kenneth Brimmer, a shareholder and director of the Issuer. Such understanding, to date, is to the effect that each will try (but not necessarily beforehand) to keep the other informed of any significant purchases or sales which such person makes, and that each will share, with the other, information concerning the Issuer, and requests for information addressed to the Issuer, which might affect the valuation of their respective investments.


                              Page 4 of 5 Pages


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ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

             None.


                                  SIGNATURE

    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 9, 2000.

                                      CMM PROPERTIES, LLC

                                      By:   /s/ Gary W. Copperud
                                        --------------------------------------

                                        Its:      Manager
                                            ----------------------------------



                              Page 5 of 5 Pages